Exhibit 77C

The annual meeting of shareholders of
RMR Asia Pacific Real Estate Fund was
held on March 11, 2010.  Following is
a summary of the proposals submitted
to shareholders for vote at the
meeting and votes cast.


Proposal
Common Shares
Election of Barry M. Portnoy as
trustee until the 2013 annual meeting

Votes for 2,299,852.783
Votes withheld 594,088.371
Votes abstained --


Proposal
Common Shares
Election of Arthur G. Koumantzelis as
trustee until the 2013 annual meeting

Votes for 2,795,812.209
Votes withheld 98,128.945
Votes abstained --



The following trustees' terms of office
as trustee continued after the Fund's
annual meeting:
Adam D. Portnoy, John L. Harrington
and Jeffrey P. Somers.